Form 10-K405, Exhibit 13
period 1996-12-31
SAPIENT CORP
filed 1997-03-31
CIK 1008817

                                   EXHIBIT 13

                                 PORTIONS OF THE
                     SAPIENT CORPORATION 1996 ANNUAL REPORT
                                TO SHAREHOLDERS
                         INCORPORATED BY REFERENCE INTO
                         THE ANNUAL REPORT ON FORM 10-K



                            SELECTED FINANCIAL DATA

                                                              Years Ended December 31,
                                              -----------------------------------------------
(in thousands, except per share data)           1992       1993      1994      1995      1996
---------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
Revenues                                      $  953     $4,888   $ 9,373   $21,930   $44,580
Operating expenses:
         Project personnel costs                 497      1,670     4,310    10,084    21,033
         Selling and marketing                    27         90       268     1,095     2,299
         General and administrative              320      1,437     2,728     5,967    11,770
---------------------------------------------------------------------------------------------
                  Total operating expenses       844      3,197     7,306    17,146    35,102
---------------------------------------------------------------------------------------------
Income from operations                           109      1,691     2,067     4,784     9,478
Interest income (expense), net                    (3)       -           9        10     1,091
---------------------------------------------------------------------------------------------
Income before income taxes                       106      1,691     2,076     4,794    10,569
Income taxes                                      33        691       851     1,964     3,998
---------------------------------------------------------------------------------------------
Net income                                    $   73     $1,000   $ 1,225   $ 2,830   $ 6,571
---------------------------------------------------------------------------------------------
Net income per share                          $ 0.01     $ 0.10   $  0.12   $  0.28   $  0.56
Weighted average common shares
         and equivalents                       8,557      9,792    10,115    10,257    11,722

                                                                     December 31,
                                              -----------------------------------------------
(in thousands)                                  1992       1993      1994      1995      1996
---------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                               $  174     $1,127   $ 1,649   $ 3,789   $65,983
Total assets                                     237      2,296     6,349    12,086    78,557
Long term debt, less current portion              31         56        61        37       -
Total stockholders' equity (1)                   146      1,149     2,350     5,211    66,250


(1)  The Company has never declared or paid any cash dividends.


Sapient's Common Stock is quoted on the Nasdaq National Market under the symbol "SAPE." The following table sets forth the high and low sales prices for the Common Stock for each quarterly period indicated. At March 3, 1997 there were 204 record holders and approximately 1,400 beneficial holders of the Company's Common Stock.

         1996                       High    Low
         --------------------------------------
         Q2 (from April 3, 1996)    $58.25  $29.25
         Q3                         $46.00  $29.75
         Q4                         $49.00  $37.00

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
Sapient performs its services on a fixed-price, fixed-timeframe basis. To determine its proposed fixed-price for a project, the Company uses an internally developed estimation process which takes into account standard billing rates and the risks associated with the particular project, such as the number and type of key functions to be developed, the technology environment and application type to be applied, the project's timetable, and the overall technical complexity of the project. Each fixed-price proposal must be approved by a member of the Company's senior management team.

The Company's revenues and earnings may fluctuate from quarter to quarter based on such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects, and general economic conditions. In addition, revenues from a large client may constitute a significant portion of the Company's total revenues in a particular quarter.

Results of Operations

The following table sets forth the percentage of revenues of certain items included in the Company's Consolidated Statements of Income:

                                          Years Ended December 31,
                                          ------------------------
                                          1994     1995     1996
                                          ----------------------
Revenues                                   100%     100%     100%

Operating expenses:
     Project personnel costs                46       46       47
     Selling and marketing                   3        5        5
     General and administrative             29       27       27
----------------------------------------------------------------
         Total operating expenses           78       78       79
Income from operations                      22       22       21
Interest income                             -        -         3
Income taxes                                 9        9        9
----------------------------------------------------------------
         Net income                         13%      13%      15%
----------------------------------------------------------------


Years Ended 1996 and 1995

Revenues
Revenues were $44.6 million in 1996, representing an increase of 103 percent over revenues of $21.9 million in 1995. The increase in revenues reflects increases in both the size and number of client projects. The increase in "unbilled revenues on contracts" from $2.3 million at December 31, 1995 to $4.7 million at December 31, 1996 was primarily due to the increase in revenues in 1996. In 1996, the Company's five largest clients accounted for approximately 57 percent of its revenues, two clients each accounted for more than 10 percent of such revenues and three clients each accounted for more than 5 percent of such revenues. In 1995, revenues derived from the Company's five largest clients accounted for approximately 58 percent of its revenues. The Company expects the percentage of total revenues derived from its five largest clients in 1997 will represent a substantial portion of total revenues for such year.

Project Personnel Costs
Project personnel costs consist primarily of salaries and employee benefits for personnel dedicated to client assignments, fees paid to subcontractors for work performed in connection with projects, and direct expenses incurred to complete projects that were not reimbursed by the client. These costs represent the most significant expense the Company incurs in providing its services. The increase in project personnel costs for the year ended December 31, 1996 was primarily due to an increase in project personnel from 213 at December 31, 1995 to 395 at December 31, 1996. Project personnel costs increased slightly as a percentage of revenues from 46 percent for 1995 to 47 percent for 1996. The increase was mainly due to slightly higher salary levels and unreimbursed travel costs.

Selling and Marketing
Selling and marketing costs consist primarily of salaries, employee benefits, travel expenses and promotional costs. Selling and marketing costs as a percentage of revenues remained constant at 5 percent for 1995 and 1996. The dollar increase in 1996 was mainly due to the Company's decision to expand its selling and marketing group, which grew from 13 employees at December 31, 1995 to 27 employees at December 31, 1996.

General and Administrative
General and administrative costs consist primarily of expenses associated with the Company's management, finance and administrative groups, including personnel devoted to recruiting and training project personnel, and occupancy costs. The increase in general and administrative costs for 1996 compared to 1995 was primarily due to an increase in the incremental costs associated with the additional employees hired during 1996, such as relocation costs, training costs and salaries. The Company's total headcount increased from 247 at December 31, 1995 to 493 at December 31, 1996. As a percentage of revenues, general and administrative costs remained constant at 27 percent for 1995 and 1996.

Interest Income
Interest income for 1996 consisted of interest earned on the proceeds of the Company's initial and follow-on public offerings of Common Stock, which were invested primarily in tax-exempt, short term municipal bonds.

Provision for Income Taxes
Income tax expense represents combined federal and state taxes at an effective rate of 37.8 percent for 1996 and 41.0 percent for 1995. The decrease in the effective tax rate primarily reflects reduced federal taxes due to excess cash being invested in tax-exempt municipal bonds.


Years Ended 1995 and 1994

Revenues
Revenues were $21.9 million in 1995, representing an increase of 134 percent over 1994 revenues of $9.4 million. The increase in revenues reflected a significant increase in the size of projects, combined with an increase in the number of client projects. Revenues derived from the Company's five largest clients in 1995 and 1994 as a percentage of total revenues were 58 percent and 87 percent, respectively. The increase in "unbilled revenues on contracts" from $18,000 at December 31, 1994 to $2.3 million at December 31, 1995 was primarily due to the increase in revenues in 1995 compared with 1994 as well as to contractual billing and payment terms which, on certain projects, were more heavily weighted toward the end of the projects.

Project Personnel Costs
Project personnel costs consist primarily of salaries and employee benefits for personnel dedicated to client assignments and fees paid to subcontractors for work performed in connection with projects. The increase in project personnel costs in 1995 was primarily due to an increase in project personnel from 95 at the end of 1994 to 213 at the end of 1995. Project personnel costs remained constant as a percentage of revenues at 46 percent in 1994 and 1995.

Selling and Marketing
Selling and marketing costs consist primarily of salaries, employee benefits, travel expenses, and promotional costs. In 1995, selling and marketing costs as a percentage of revenues were 5 percent compared to 3 percent in 1994. This increase was primarily a result of the Company's decision to expand its selling and marketing group, which grew from four employees at the end of 1994 to 13 employees at the end of 1995.

General and Administrative
General and administrative costs consist primarily of expenses associated with the Company's management, finance and administrative groups, including personnel devoted to recruiting and training project personnel, and occupancy costs. As a percentage of revenues, general and administrative costs were 27 percent in 1995 compared to 29 percent in 1994. The decrease as a percentage of revenues in 1995 was a result of improved office space utilization. In addition, the administrative staff as a percentage of total staff declined in 1995.

Provision for Income Taxes
Income tax expense represents combined federal and state taxes at an effective rate of 41.0 percent for each year.

Quarterly Results
The following table sets forth certain unaudited quarterly consolidated results of operations of the Company for 1995 and 1996. In the opinion of management, this information has been prepared on the same basis as the audited Consolidated
Financial Statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited
Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The quarterly operating results are not necessarily indicative of future results of operations.

                                                                 Three Months Ended
                                                                 ------------------
                                    Mar. 31, Jun. 30, Sept. 30, Dec. 31, Mar. 31, Jun. 30, Sept. 30, Dec. 31,
(in thousands)                      1995     1995     1995      1995     1996     1996     1996      1996
-------------------------------------------------------------------------------------------------------------
Revenues                           $3,618    $4,567   $5,905    $7,840   $9,267   $10,361  $11,501   $13,451
Operating expenses:
     Project personnel costs        1,640     2,093    2,881     3,470    4,552     4,769    5,378     6,333
     Selling and marketing             91       198      342       464      467       575      479       779
     General and administrative     1,121     1,388    1,400     2,058    2,213     2,726    3,188     3,644
------------------------------------------------------------------------------------------------------------
         Total operating expenses   2,852     3,679    4,623     5,992    7,232     8,070    9,045    10,756
------------------------------------------------------------------------------------------------------------
Income from operations                766       888    1,282     1,848    2,035     2,291    2,456     2,695
Interest income (expense), net         27         3       (1)      (19)       5       293      328       466
------------------------------------------------------------------------------------------------------------
Income before income taxes 793        891     1,281    1,829     2,040    2,584     2,784    3,161
Income taxes                          325       365      524       750      816       983    1,086     1,113
------------------------------------------------------------------------------------------------------------
         Net income                $  468    $  526   $  757    $1,079   $1,224   $ 1,601  $ 1,698   $ 2,048
------------------------------------------------------------------------------------------------------------

Liquidity and Capital Resources
Prior to its initial public offering, the Company financed its operations and investments in property and equipment primarily through cash generated from operations, bank borrowings and capital lease financing. In April 1996, the Company completed an initial public offering of Common Stock resulting in net proceeds to the Company of approximately $32.4 million. In October 1996, the Company completed a follow-on offering of Common Stock resulting in net proceeds of approximately $21.7 million. The Company has a bank revolving line of credit providing for borrowings of up to $5.0 million. Borrowings under this line of credit, which expires on June 30, 1997, are collateralized by the Company's accounts receivable and bear interest at the bank's prime rate. The line of credit includes covenants relating to the maintenance of certain financial ratios, such as minimum net worth and profitability, and prohibits the payment of any dividends. At December 31, 1996, the Company had no bank borrowings outstanding and no material capital commitments.

Cash and cash equivalents increased to $50.0 million at December 31, 1996, from $0.4 million at December 31, 1995. The increase was primarily due to cash provided as a result of the completion of the Company's initial and follow-on public offerings of Common Stock and cash provided by operations. The proceeds of the two public offerings of Common Stock are invested primarily in tax-exempt, short term municipal bonds which mature in less than 90 days. In addition, at December 31, 1996, $9.5 million was invested in tax-exempt, short term municipal bonds which mature in less than 12 months.

The Company believes that the cash provided from operations, borrowings available under its revolving line of credit and the net proceeds of its public offerings of Common Stock will be sufficient to meet the Company's working capital and capital expenditure requirements for at least the next 18 months.

Factors That May Affect Future Operating Results

This Annual Report contains a number of forward-looking statements including those under the headings "Initiatives for the year ahead" and "Critical success factors" and other statements to the effect that the Company "plans," "intends," "believes," "expects," and similar expressions. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, including, without limitation, those set forth below.

The growth experienced by the Company to date has placed significant demands on its management and other resources and the Company's future success will require it to continue to develop and improve its operational, financial and other internal systems. In addition, the Company's future success will depend in large part on its ability to train, motivate and manage its employees and maintain high rates of employee utilization and project quality.

The Company has derived, and expects that it will continue to derive, a significant portion of its revenues from a small number of large clients. The volume of work performed for specific clients is likely to vary from year to year and a major client in one year may not use the Company's services in a subsequent year. In addition, revenues from a large client may constitute a significant portion of the Company's total revenues in a particular quarter. The cancellation or a significant reduction in the scope of a large project could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's business strategy is substantially dependent on entering into fixed-price, fixed-timeframe contracts. The Company's failure to accurately estimate the resources required for a project or its failure to complete its obligations in a manner consistent with the project plan upon which the fixed-price was based could have a material adverse effect on the Company's business, financial condition and results of operations.

Other factors that could cause actual results to differ materially from those indicated by such forward-looking statements include the continued market acceptance of information processing systems using client/server architectures, the outcome of pending litigation involving a former employee and other factors identified in the "Risk Factors" section of the Company's Prospectus dated October 23, 1996 on file with the Securities and Exchange Commission and in documents subsequently filed by the Company with the SEC.

Independent Auditors' Report
The Board of Directors and Stockholders
Sapient Corporation

We have audited the accompanying consolidated balance sheets of Sapient Corporation and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sapient Corporation and subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Boston, Massachusetts
January 28, 1997


                           Consolidated Balance sheets
                        (in thousands, except share data)

                                                                        December 31,   December 31,
ASSETS                                                                          1995           1996
---------------------------------------------------------------------------------------------------
Current assets:
     Cash and cash equivalents                                               $   378        $49,998
     Short term investments                                                      -            9,540
     Accounts receivable, less allowance
         for doubtful accounts of $150                                         7,357         11,388
     Unbilled revenues on contracts                                            2,282          4,673
     Income taxes receivable                                                     480            -
     Prepaid expenses and other current assets                                   130            452
     Deferred income tax asset                                                   -              188
---------------------------------------------------------------------------------------------------
             Total current assets                                             10,627         76,239
Property and equipment, net                                                    1,349          2,257
Other assets                                                                     110             61
---------------------------------------------------------------------------------------------------
             Total assets                                                    $12,086        $78,557
---------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------
Current liabilities:
     Current portion of long term debt                                       $    56        $  -
     Accounts payable                                                            489             73
     Accrued expenses                                                            974          1,554
     Accrued compensation                                                        862          2,162
     Accrued income taxes payable                                                -            1,551
     Deferred income taxes                                                     2,081            -
     Deferred revenues on contracts                                            2,375          4,916
---------------------------------------------------------------------------------------------------
             Total current liabilities                                         6,837         10,256
Deferred income taxes                                                            -            1,296
Other long term liabilities                                                       38            755
---------------------------------------------------------------------------------------------------
             Total liabilities                                                 6,875         12,307
---------------------------------------------------------------------------------------------------
Stockholders' equity:
     Preferred stock, par value $.01 per share, none authorized or outstanding at December 31, 1995; 5,000,000 shares authorized
         and none outstanding at December 31, 1996                                               -
     Common stock, par value $.01 per share, voting, 5,000,000 shares authorized and issued at December 31, 1995; 40,000,000 shares
         authorized, 11,492,760 shares issued at December 31, 1996                50            115
     Common stock, par value $.01 per share, non-voting, 5,200,000 shares authorized, 3,831,730 shares issued at December 31, 1995;
         none authorized or outstanding at December 31, 1996                      38            -
     Additional paid-in capital                                                  111         54,502
     Retained earnings                                                         5,087         11,658
     Notes receivable from stockholders                                          (75)           (25)
---------------------------------------------------------------------------------------------------
             Total stockholders' equity                                        5,211         66,250
---------------------------------------------------------------------------------------------------
             Total liabilities and stockholders' equity                      $12,086        $78,557
---------------------------------------------------------------------------------------------------

          See accompanying notes to Consolidated Financial Statements.


                        CONSOLIDATED STATEMENTS OF INCOME
                      (in thousands, except per share data)

                                              Years Ended December 31,
                                              ------------------------

                                              1994       1995        1996
                                              ---------------------------
Revenues                                      $ 9,373    $21,930     $44,580
Operating expenses:
Project personnel costs                         4,310     10,084      21,033
Selling and marketing                             269      1,095       2,299
General and administrative                      2,727      5,967      11,770
----------------------------------------------------------------------------
     Total operating expenses                   7,306     17,146      35,102
----------------------------------------------------------------------------
Income from operations                          2,067      4,784       9,478
Interest income, net                                9         10       1,091
Income before income taxes                      2,076      4,794      10,569
Income taxes                                      851      1,964       3,998
----------------------------------------------------------------------------
     Net income                               $ 1,225    $ 2,830     $ 6,571
----------------------------------------------------------------------------
Net income per share                          $  0.12    $  0.28     $  0.56
----------------------------------------------------------------------------
Weighted average common shares and
equivalents outstanding                        10,115     10,257      11,722
----------------------------------------------------------------------------

          See accompanying notes to Consolidated Financial Statements.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                                                               Notes      Total
                                    Voting  Non-voting        Additional                    Receivable    Stock-
                                    Common     Stock   Common   Stock    Paid-in  Retained     from      holders'
                                    Shares    Amount   Shares   Amount   Capital  Earnings  Stockholders  Equity
-----------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1993                   5,000      $50     3,243     $ 32    $    35  $ 1,032      $   -      $ 1,149
-----------------------------------------------------------------------------------------------------------------
      Notes receivable from stockholders                                                          (50)        (50)
      Exercised stock options                            306        3         23                               26
      Net income                                                                    1,225                   1,225
-----------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1994                   5,000       50     3,549       35         58    2,257         (50)      2,350
-----------------------------------------------------------------------------------------------------------------
      Notes receivable from stockholders                                                          (25)        (25)
      Exercised stock options                            283        3         53                               56
      Net income                                                                    2,830                   2,830
-----------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1995                   5,000       50     3,832       38        111    5,087         (75)      5,211
-----------------------------------------------------------------------------------------------------------------
      Conversion of non-voting
         shares to voting shares    3,832       38    (3,832)     (38)                                        -
      Notes repaid from stockholders                                                               50          50
      Net proceeds from
          public offerings          2,195       22                        54,075                           54,097
      Exercised stock options         466        5                           208                              213
      Tax benefit of disqualifying
         dispositions of stock options                                       108                              108
      Net income                                                                    6,571                   6,571
-----------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1996                  11,493     $115        -      $ -      $54,502  $11,658        $(25)    $66,250


          See accompanying notes to Consolidated Financial Statements.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                          Years Ended December 31,
                                                                          --------------------------
                                                                          1994    1995      1996
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                           $1,225  $ 2,830   $  6,571
     Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
         Depreciation and amortization                                       223      512      1,089
         Deferred income taxes                                              (454)   2,006       (973)
         Provision for doubtful accounts                                      76       50        -

     Changes in operating assets and liabilities:
         Increase in accounts receivable                                  (1,376)  (4,636)    (4,031)
         (Increase) decrease in unbilled revenues on contracts               461   (2,264)    (2,392)
         Decrease (increase) in advances to employees                        244      (40)        15
         Decrease (increase) in income taxes receivable                      -       (480)       480
         (Increase) decrease in prepaid expenses and other current assets    (22)       5       (336)
         Decrease (increase) in other assets                                 (20)     (75)        49
         (Decrease) increase in accounts payable                              26      163       (417)
         Increase in accrued expenses                                        739      234        580
         Increase in accrued compensation                                    369      493      1,300
         Increase (decrease) in income taxes payable                         993   (1,133)     1,659
         Increase (decrease) in other long term liabilities                  (34)     (48)       717
         Increase in deferred revenues on contracts                          896    1,207      2,541
----------------------------------------------------------------------------------------------------
                  Net cash provided by (used in) operating activities      3,346   (1,176)     6,852
----------------------------------------------------------------------------------------------------
     Cash flows from investing activities:
         Purchase of property and equipment                                 (853)  (1,086)    (1,997)
         Purchase of short term investments                                  -        -       (9,540)
----------------------------------------------------------------------------------------------------
                  Net cash used in investing activities                     (853)  (1,086)   (11,537)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
         Proceeds from (payments on) notes
                  receivable from stockholders                               (50)     (25)        50
         Exercise of stock options                                            26       56        213
         Net proceeds from initial public offering                           -        -       32,403
         Net proceeds from follow-on public offering                         -        -       21,695
         Principal payments on notes payable to related parties              (20)     (16)       -
         Proceeds from notes payable to bank                                 124      -          -
         Principal payments on notes payable to bank                         (58)     (31)       (56)
----------------------------------------------------------------------------------------------------
                  Net cash provided by (used in) financing activities         22      (16)    54,305
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           2,515   (2,278)    49,620
Cash and cash equivalents, beginning of years                                141    2,656        378
----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of years                                  $ 2,656  $   378    $49,998
----------------------------------------------------------------------------------------------------
Schedule of non-cash investing and financing activities:
         Tax benefit of disqualifying disposition of stock options       $   -    $   -      $   108
----------------------------------------------------------------------------------------------------


          See accompanying notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Nature of Business
Sapient Corporation ("Sapient" or the "Company") designs, develops, integrates and implements information technology applications and solutions for large organizations. The Company develops client/server and Internet-enabled client/server software applications designed to help organizations improve their processes and performance.

(2) Summary of Significant Accounting Policies
(a) Principles of Consolidation
The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalent balances consist of deposits and repurchase agreements with a large U.S. commercial bank and tax-exempt short term municipal bonds.

(c) Short Term Investments
Short term investments are available-for-sale securities which are recorded at fair market value. The difference between fair market value and cost is not material. Realized gains and losses from sales of available-for-sale securities were not material for any period presented.

(d) Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line and accelerated methods over the estimated useful lives of the related assets which range from three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term.

(e) Revenue Recognition
Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Fixed-fee contracts entered into before design is completed are accounted for by deferring profit until reasonable estimates of total contract costs can be made. Revenues from maintenance agreements are recognized ratably over the terms of the agreements.

Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. Unbilled revenues on contracts is comprised of earnings on certain contracts in excess of contractual billings on such contracts. Billings in excess of earnings are classified as deferred revenues.

(f) Income Taxes
The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.

(g) Net Income Per Share
Net income per share is computed using the weighted average number of shares of Common Stock outstanding and dilutive common equivalent shares from stock options using the treasury stock method. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, such computations include all common and common equivalent shares issued within twelve months of the initial public offering ("IPO") as if they were outstanding for all periods presented prior to the initial public offering using the treasury stock method and the IPO price. Fully diluted and primary earnings per share are the same for all periods presented.

(h) Financial Instruments and Concentration of Credit Risk
Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short term investments and accounts receivable.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. The Company maintains allowances for potential credit losses and such losses have been within management's expectations. Write-offs of accounts receivable have not been material for any of the periods presented. The Company's customers are headquartered primarily in North America.

The fair market values of cash and cash equivalents, short term investments, accounts receivable and debt instruments at both December 31, 1995 and 1996 approximate their carrying amounts.

(i) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Impairment of Long-Lived Assets
In accordance with Financial Accounting Standards Board Statement No. 121, the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(k) Research and Development Costs
Research and development expenditures are charged to operations as incurred. To date, substantially all research and development activities of the Company have been pursuant to customer contracts and, accordingly, have been expensed as project costs.

(3) Property and Equipment
The cost and accumulated depreciation and amortization of property and equipment at December 31, 1995 and 1996 are as follows:

         (in thousands)                                       1995     1996
         ------------------------------------------------------------------
         Leasehold improvements                             $  453   $  548
         Furniture and fixtures                                240      389
         Office equipment                                      437      952
         Computer equipment                                    940    2,178
         Equipment under capital lease                          32       32
         ------------------------------------------------------------------
                                                             2,102    4,099
             Less accumulated depreciation and amortization   (753)  (1,842)
         ------------------------------------------------------------------
         Property and equipment, net                        $1,349  $ 2,257
         ------------------------------------------------------------------

(4) Bank Loans
The Company has a $5,000,000 revolving loan facility with a bank which expires in June 1997. Borrowings under this agreement are secured by the Company's accounts receivable and bear interest at the bank's prime rate. The Company had no borrowings under this facility as of December 31, 1995 or 1996. The facility contains various financial covenants, and a covenant which prohibits the Company from paying cash dividends without the bank's consent.

The Company had fixed asset term loans at December 31, 1995. All term loans were payable in 36 monthly installments and bore interest at the bank's prime rate plus 2 percent. The fixed asset term notes were secured by the equipment purchased. The Company paid off all term loans during 1996.

Interest paid on all loans in 1994, 1995 and 1996 was $10,264, $27,414, and $1,221, respectively.

(5) Income Taxes
The provision for income taxes consists of the following:

         (in thousands)                     1994      1995      1996
         -----------------------------------------------------------
         Federal, current                 $  971    $  (44)   $3,939
         State, current                      333         2     1,032
         -----------------------------------------------------------
                                           1,304       (42)    4,971
         Federal, deferred                  (330)    1,552      (867)
         State, deferred                    (123)      454      (106)
         -----------------------------------------------------------
                                            (453)    2,006      (973)
           Income tax expense              $ 851    $1,964    $3,998
         -----------------------------------------------------------

Income tax expense for the years ended December 31, 1994, 1995 and 1996 differed from the amounts computed by applying the U.S. statutory tax rate to pre-tax income as a result of the following:

                                                     1994     1995     1996
         ------------------------------------------------------------------
         Statutory income tax rate                   34.0%    34.0%    35.0%
         State income taxes, net of federal benefit   6.9      6.3      5.7
         Tax exempt interest                         -        -        (2.6)
         Other, net                                   0.1      0.7     (0.3)
         -------------------------------------------------------------------
             Effective income tax rate               41.0%    41.0%    37.8%

At December 31, 1995 and 1996, deferred income tax assets and liabilities resulted from reporting differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

         (in thousands)                                       1995     1996
         ---------------------------------------------------------------------
         Deferred tax assets:
             Deferred revenue                                 $-       $ 1,736
             Allowance for doubtful accounts                   -            62
             Accrual for compensation                          -           408
             Other accruals                                    -           608
             Property and equipment                            -           108
         ---------------------------------------------------------------------
                 Total gross deferred tax assets              $-       $ 2,922
         ---------------------------------------------------------------------
         Deferred tax liabilities:
             Deferred taxes relating to the use of cash method of accounting
               for tax purposes prior to 1996                 $(2,081) $(2,106)
             Unbilled revenue                                  -        (1,924)
         ---------------------------------------------------------------------
                 Total gross deferred tax liabilities         $(2,081) $(4,030)
                  Net deferred income tax liabilities         $(2,081) $(1,108)
         ---------------------------------------------------------------------

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that the Company has sufficient taxable income in the federal carryback period and anticipates sufficient future taxable income over the periods in which the deferred tax assets are deductible, the ultimate realization of deferred tax assets for federal and state tax purposes appears more likely than not.

Total income tax expense for the years ended December 31, 1994, 1995, and 1996 was allocated as follows:

         (in thousands)                                                                 1994     1995     1996
         -------------------------------------------------------------------------------------------------------
         Income taxes from continuing operations                                        $851     $1,964   $3,998

         Stockholders' equity, for compensation expense for tax purposes



                  in excess of amounts recognized for financial statement purposes        -1         -1     (108)
         -------------------------------------------------------------------------------------------------------
                                                                                        $851     $1,964   $3,890

Total income taxes paid in 1994, 1995 and 1996 were $76,000, $226,000 and $2,836,000, respectively.


(6) Commitments and Contingencies
The Company maintains its executive office in Massachusetts and operating offices in several locations throughout the United States. The office leases begin to expire in 1999. The Company also leases office equipment under various operating leases. Future minimum rental commitments under all noncancelable operating leases with initial or remaining terms in excess of one year are as follows at December 31, 1996:

(in thousands)
--------------
1997              $3,442
1998              $3,532
1999              $2,486
2000              $1,399
2001              $1,439
Thereafter        $8,349

Rent expense for the years ended December 31, 1994, 1995 and 1996 was $501,000, $1,300,000, and $3,034,000, respectively.

The Company has issued letters of credit with a bank in the amount of $975,000, as security deposits for certain of the Company's lease commitments.

The Company has certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

The Company is in litigation with a former employee who alleges breach of certain contractual obligations resulting from his termination as an employee. Management denies that it breached any obligations or duties to this former employee, and believes that the Company has meritorious defenses. In August 1996, the Company's motion to compel arbitration of these claims was allowed. The Company plans to vigorously contest these claims. Although the Company does not expect the outcome of this claim to have a material adverse effect on the Company's business, results of operations or financial condition, an adverse judgment or settlement could have a material adverse effect on the operating results reported by the Company for the period in which any such adverse judgment or settlement occurs.

(7) Significant Customers
Three customers accounted for 45 percent, 17 percent and 12 percent, respectively, of total revenues in 1994 and 61 percent of accounts receivable at December 31, 1994. Three customers accounted for 16 percent, 16 percent and 13 percent, respectively, of total revenues in 1995 and 26 percent of accounts receivable at December 31, 1995. Two customers accounted for 21 percent and 16 percent, respectively, of total revenues in 1996 and 11 percent of accounts receivable at December 31, 1996.

(8) Equity Incentive Plans
The Company has four stock-based compensation plans which are described below. The Company applies APB Opinion 25 and related interpretations in accounting for its plans. No compensation cost has been recognized relative to grants under these plans. Had compensation cost for the awards under those plans been determined based on the fair values at the grant dates for awards under those plans consistent with the method required under FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 1995     1996
----------------------------------------------------------------
Net income  (in thousands)      As reported      $2,830   $6,571
                                Pro forma        $2,815   $5,122
----------------------------------------------------------------
Net income per share            As reported      $ 0.28   $ 0.56
                                Pro forma        $ 0.27   $ 0.44
----------------------------------------------------------------


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: dividend yield of
0.0 percent for each year, expected volatility of 0.0 percent for the 1992 Plan options and 104.9 percent for the 1996 Plan options, risk free interest rates ranging from 5.0 to 5.25 percent for the 1992 Plan options and 5.0 percent for the 1996 Plan options, and expected lives of 4 years for the 1992 Plan and the 1996 Plan options.

Pro forma net income derived as a result of applying FASB Statement 123 may not be representative of the effects on reported net income for future years.

(a) 1992 Stock Plan
During 1992, the Company approved the 1992 Stock Plan (the "1992 Plan") for its employees. The 1992 Plan provided for the Board of Directors to grant stock options, stock purchase authorizations and stock bonus awards of up to an aggregate of 2,500,000 shares of non-voting Common Stock. Since consummation of its initial public offering of Common Stock in 1996, no further grants or awards may be made pursuant to the 1992 Stock Plan (but previously outstanding awards remain outstanding which are now exercisable for voting Common Stock).

Most of the stock options granted under the 1992 Plan are intended to qualify as Incentive Stock Options ("ISO") under Section 422 of the Internal Revenue Code. The price at which shares may be purchased with an option is specified by the Board at the date the option is granted, but in the case of an ISO, shall not be less than the fair market value on the date of grant. The duration of any option shall be specified by the Board, but no option designated as an ISO may be exercised beyond ten years from the date of grant. The outstanding stock options generally become exercisable over a four-year period, are nontransferable, and expire six years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company).

(b) 1996 Equity Stock Incentive Plan
The Company's 1996 Equity Stock Incentive Plan (the "1996 Plan") authorizes the Company to grant options to purchase Common Stock, to make awards of restricted Common Stock, and to issue certain other equity-related awards to employees and directors of, and consultants to, the Company. The total number of shares of Common Stock which may be issued under the 1996 Plan is 2,400,000 shares. The 1996 Plan is administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock options and other awards are granted and determines the number of shares, the exercise or purchase prices, the vesting terms and the expiration date. Non-qualified stock options may be granted at exercise prices which are above, equal to or below the fair market value of the Common Stock. The exercise price of shares of Common Stock subject to options qualifying as Incentive Stock Options may not be less than the fair market value of the Common Stock on the date of the grant. Stock options granted under the 1996 Plan are nontransferable, they generally become exercisable over a four-year period and expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with the Company).

(c) Employee Stock Purchase Plan
The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to 150,000 shares of Common Stock to participating employees through a series of semi-annual offerings. The maximum number of shares available in each offering is 25,000 shares (plus any unpurchased shares available from previous offerings). An employee becomes eligible to participate in the Purchase Plan when he or she is regularly employed by the Company for at least 20 hours a week and for more than five months in a calendar year on the first day of the applicable offering. The price at which employees may purchase Common Stock in an offering is 85 percent of the closing price of the Common Stock on the Nasdaq National Market on the day the offering commences or on the day the offering terminates, whichever is lower. Approximately 70 percent of eligible employees participated in the first offering under the Purchase Plan, which terminated on December 31, 1996, in which the Company sold 16,915 shares of Common Stock. Pro forma compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0.0 percent, expected volatility of 67.5 percent, risk free interest rate of 5.0 percent and expected life of 6 months.

(d) 1996 Directors Stock Option Plan

The Company's 1996 Directors Stock Option Plan (the "Directors Plan") authorizes the issuance of up to 30,000 shares of Common Stock. Each non-employee director elected to the Board of Directors after the adoption of the Directors Plan will, upon his or her election, automatically be granted an option to purchase 5,000 shares of Common Stock at an exercise price equal to the fair market value of the stock on the date of grant. Options pursuant to the Directors Plan vest in four equal annual installments commencing on the first anniversary of the date of grant and generally expire ten years after the date of grant. As of December 31, 1996, no options had been granted under the Directors Plan.

A summary of the status of the Company's two fixed stock option plans as of December 31, 1995 and 1996 and changes during the years then ended is presented below:

(in thousands, except per share data)             1995                               1996
--------------------------------------------------------------------------------------------
                                              Weighted Average              Weighted Average
Fixed Options                       Shares    Exercise Price      Shares    Exercise Price
--------------------------------------------------------------------------------------------
Outstanding at beginning of year    1,426         $0.56            1,509        $ 1.51
Granted                               439         $3.88              533        $26.36
Exercised                            (283)        $0.15             (466)       $ 0.50
Forfeited                             (73)        $1.93              (85)       $ 6.82
Outstanding at end of year          1,509         $1.51            1,491        $10.27
--------------------------------------------------------------------------------------------
Options exercisable at year end       464                            361           -
--------------------------------------------------------------------------------------------
Weighted average fair value of
   options granted during the year $ 0.20                         $14.31
--------------------------------------------------------------------------------------------


The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                           Options Outstanding                          Options Exercisable
                                            Weighted          Weighted
                           Number           Average           Average          Number       Weighted Average
                           Outstanding      Remaining         Exercise       Exercisable        Exercise
Range of Exercise Prices   at 12/31/96      Contractual Life  Price           at 12/31/96        Price
------------------------------------------------------------------------------------------------------------
$.03 to $5.00                982,000         3.65 years       $ 1.93              361               $0.49
$5.01 to $14.00              252,000         5.99             $11.48
$14.01 to $40.00              56,000        10.00             $35.37
$40.01 to $55.00             201,000        10.00             $42.49
$.03 to $55.00             1,491,000         4.45             $10.27              361               $0.49
------------------------------------------------------------------------------------------------------------

(9) Retirement Plan
The Company established a 401(k) retirement savings plan for employees in June 1994. Under the provisions of the plan, the Company matches 25 percent of an employee's contribution, up to a maximum of $1,250 per employee per year. Total Company contributions in 1994, 1995 and 1996 were $18,700, $94,200 and $236,904, respectively.

(10) Public Offerings
The Company completed its initial public offering (IPO) of Common Stock on April 10, 1996. The IPO resulted in the issuance of 1,695,000 shares of Common Stock. Proceeds to the Company, net of underwriting discounts and costs of the offering, were approximately $32.4 million.

The Company completed a follow-on offering of Common Stock on October 29, 1996 which resulted in the issuance of 500,000 shares of Common Stock. Proceeds to the Company, net of underwriting discounts and costs of the offering, were approximately $21.7 million.

(11) Capital Stock

(a) Increase in Authorized Common Stock; Conversion of Non-Voting Common Stock

On February 13, 1996, the Company's Board of Directors authorized an increase in the authorized number of shares of voting Common Stock to 30,000,000 and non-voting Common Stock to 10,000,000 and provided that, upon the closing of an IPO, all shares of non-voting Common Stock then outstanding would be converted automatically into an equal number of shares of voting Common Stock and the authorized capitalization of the Company will consist of 40,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

(b) Preferred Stock
On February 13, 1996, the Board of Directors authorized an amendment to the Company's Certificate of Incorporation giving the Board the authority to issue up to 5,000,000 shares, $.01 par value per share, of Preferred Stock with terms to be established by the Board at the time of issuance.